FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                        For the month of: February, 2004
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                        Commission File Number: 000-33133
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                               GIVEN IMAGING LTD.
                              -------------------
                 (Translation of registrant's name into English)

                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __
                                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                       No   X
                                 ---                     ---

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                                EXPLANATORY NOTE


     On February 11, 2004, Given Imaging Ltd. (the "Company") issued a press release entitled "Given Imaging Announces Record Sales and Positive Cash Flow in the Fourth Quarter of 2003." A copy of the press release, along with the accompanying financial tables, is attached to this Form 6-K as Exhibit 1.


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



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          GIVEN IMAGING LTD.


Date:    February 11, 2004                By: /s/ Zvi Ben David
                                             ---------------------------------
                                              Name:   Zvi Ben David
                                              Title:  Vice President and
                                                      Chief Financial Officer


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                                  EXHIBIT INDEX


The following exhibit is filed as part of this Form 6-K:


Exhibit           Description
-------           -----------

1. Press release dated February 11, 2004, entitled "Given Imaging Announces Record Sales and Positive Cash Flow in the Fourth Quarter of 2003", along with the accompanying financial tables.


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